Nicholas Adams Kronfeld 212 450 4950 Nicholas.Kronfeld@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

October 17, 2008

Via EDGAR (Correspondence) and Courier

Christina Chalk
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	Compañía de Telecomunicaciones de Chile S.A. (the “Company”)
Schedule 14D-9 filed on September 30, 2008 (the “Schedule”)
SEC File No. 5-55463

Dear Ms. Chalk:

By letter dated October 7, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Schedule.  In response to your comments and on behalf of the Company and the other filing persons set forth on the cover of the Schedule, I have provided responses to those comments as indicated below.  With respect to all matters of fact discussed herein, we have relied upon information provided to us by the Company and, with respect to matters of Chilean law referred to herein, we have relied upon the advice of the Company’s General Counsel, Cristian Aninat Salas.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.  Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule.

Schedule 14D-9 — Item 4.  The Recommendation or Solicitation

1.	Pursuant to Rule 14e-2(a)(2) of Regulation 14E, a company that is the target of a tender offer is permitted to remain

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neutral with respect to the offer.  However, we believe it is inconsistent for the Company and its Board to remain neutral toward this Offer when each individual member of the Company Board appears to be recommending it.  We note your representation that Chilean law does not require the Company or its Board to make a recommendation with respect to the Offer; however, neither does Chilean law prohibit the Company and its Board from taking such a position.  Therefore, please revise the disclosure here to be consistent with the positions of the individual Board members.  See our next comment below with respect to the specifics of the position taken by the individual Board members.

Response:

The Company respectfully disagrees with the Staff position expressed above.  As a matter of Chilean law, the opinions of the individual members of the Board that the Offer “might be in the interest of the Company’s shareholders,” even if taken together, do not constitute a position of the Board as a legal entity or the Company with respect to the Offer.  The Board, as such, has not taken a position on the Offer and is not required to do so, either by Chilean law, in the view of the Company’s General Counsel, or by Rule 14e-2 of Regulation 14E (“Rule 14e-2”), in our view.  In addition, we do not believe that the expression of individual opinions with respect to an offer by the members of the board of directors, even if such opinions are unanimous, leads to a requirement under Rule 14e-2, or otherwise, that the board take a position with respect to the offer.  In addition, we have been told by the Company’s General Counsel that such consistency is not required under Chilean law.  Furthermore, although not directly relevant to this comment, for the reasons described in our response to Comment 3 below, we would respectfully disagree that the views of the individual members of the Board that the Offer “might be in the interest of the Company’s shareholders” constitutes a recommendation by each member of the Board that the stockholders of the Company accept the Offer.  The Company therefore respectfully submits that the disclosure currently contained in the Schedule regarding the position of the Board does not require revision.

2.
Each individual director of the Company states that the Bid “might be in the interests of shareholders.”  It is not clear that such a position satisfies the obligation to enumerate one of the three positions with respect to a tender offer permitted by Rule 14e-2(a).  Please revise.

Response:

We respectfully submit that Rule 14e-2 does not apply to members of the board of directors of a subject company acting in their individual capacity and therefore that the members of the Board, acting in their individual capacity, are

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not required to satisfy the provisions of Rule 14e-2.

3.
As you know, if the Company recommends the Offer, it generally must be included as a filer on Schedule 13E-3 even where a tender offer is not made pursuant to an agreement between the bidder and the target company.  See Q&A 2 in Section I.K. to the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001).  If the individual directors recommend the Offer rather than the Company or its Board, the same rationale would extend to including the directors individually as filers on the Schedule 13E-3.  As you are aware, each filer on a Schedule 13E-3 must individually satisfy the disclosure, dissemination and filing requirements of the Schedule and Rule 13e-3.  Please advise.

Response:

Neither the Company nor the Board has taken a position with respect to the Offer.  Accordingly, we respectfully submit that the Staff’s previously-stated position as expressed in Q&A 2 in Section I.K. to the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) is not applicable to the current situation.

We are not aware of any instance when a director of a subject company has filed or been required to file a Schedule 13E-3.  Moreover, the individual members of the Board have not in this case recommended that the stockholders of the Company accept or reject the Offer.  The reasoned opinion that the Offer “might be in the interest of the Company’s shareholders” given by each Board member in his respective opinion letter was made solely to comply with the requirements of Article 207 of Law 18045 of the Chilean Securities Market Law, as amended (“Article 207”), which requires that each member of the subject company board:

“…shall individually issue a written report with their reasoned opinion regarding whether the tender offer is in the interests of shareholders.”1

The Company's General Counsel has advised us that Article 207 does not require the members of the Board to conclude that the Offer is or is not in the interests of the Company's shareholders and permits the members of the Board to conclude, as they have in this case, that the Offer might be in the interests of the shareholders of the Company.  In order for their opinions as to whether the Offer

1 English translation ours.  In the original Spanish, the quoted text reads as follows: “[Los directores de la sociedad] deberán emitir individualmente un informe escrito con su opinión fundada acerca de la conveniencia de la oferta para los accionistas.”

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is in the interests of the Company’s shareholders to be “reasoned” as required by Article 207, the members of the Board were required to provide the factors they believed to be relevant to the question of whether the Offer is in the interest of the Company's shareholders.  These factors were obtained solely from publicly available information.  While the factors listed in the opinion letters generally would support a conclusion that the Offer is in the interests of the Company’s shareholders, the opinion letters were not intended or expressed to be recommendations of the individual members of the Board with respect to the Offer, but rather each Board member’s list of factors that he considered relevant to the question of whether the Offer is in the interest of the Company's shareholders.  We note that in each opinion letter, the applicable Board member explicitly states that the opinion expressed by him therein does not constitute a recommendation with respect to the Offer.2

In the only precedent transactions of which we are aware in which individual members of a Chilean subject company board submitted similar opinions to those expressed by members of the Board, the SEC did not require such board members to file a Schedule 13E-3 (please see the Schedule 14D-9 filed by Santa Isabel S.A. on September 20, 2002 and the Schedule 14D-9 filed by Laboratorio Chile S.A. on June 6, 2001).  We respectfully submit that to require the members of the Board to file a Schedule 13E-3 in their individual capacity would be inconsistent with prior Rule 13e-3 practice and would unfairly impose on the Board a change in the regulatory positions in place at the time the Schedule was originally filed.

4.
In your response letter, please advise whether the letters from each individual Board member attached to filing were mailed to Company security holders with the Schedule 14D-9.  It is not apparent that they were from the disclosure in the Schedule 14D-9.  This is problematic because the reasons for each Board member’s position are articulated only in the letters, and not in the filing.  As you know, any position expressed with respect to the Offer must include a discussion of the reasons for such position.  See Rule 14e-2.

Response:

The Company hereby confirms that the letters from each individual Board member were mailed with the Schedule.

*  *  *  *

2 We also note that in each opinion letter, the applicable Board member advised that each shareholder of the Company seek whatever advice such shareholder feels may be relevant to the legal, financial and tax aspects of the Offer so that they might make an informed decision with respect to the Offer that is in their best interests.

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In addition, as requested, the Filing Persons have indicated their acknowledgement that:

●	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at (212) 450-4950.

Yours sincerely, /s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld, Esq.

c.c.	Cristian Aninat Salas, General Counsel
Isabela Margarita Bravo C., Financial Director
Veronica Gaete D.